FSD PHARMA INC.

1 Rossland Road West, Suite 202

Ajax, Ontario

L1Z 1Z2

NOTICE OF ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS

NOTICE IS HEREBY GIVEN that the annual and special meeting of the shareholders (the "Meeting") of FSD Pharma Inc. (the "Company") will be held on Tuesday, July 2, 2019, at the offices of Bennett Jones LLP, located at 100 King Street West, First Canadian Place, Suite 3400, M5X 1A4 at 10:00 a.m. (Toronto time) for the following purposes:

1. to receive the audited annual financial statements of the Company for the year-ended December 31, 2018, together with the report of the auditor thereon;

2. to fix the number of directors at five (5) and to elect directors of the Company for the ensuing year. For more information, see "Business of the Meeting – Election of Directors" in the Company's management information circular dated May 28, 2019 (the "Circular");

3. to appoint the auditor of the Company for the ensuing year and to authorize the directors of the Company to fix the remuneration of the auditor. For more information, see "Business of the Meeting

– Appointment of Auditor" in the Circular;

4. to approve an amendment to the Company's articles to authorize transfers of Class A Multiple Voting Shares amongst the founders of the Company. For more information, see "Business of the Meeting – Amendment to Articles" in the Circular; and

5. to transact such further and other business as may properly be brought before the Meeting or any adjournment thereof.

Particulars of the foregoing matters are set forth in the Circular. The board of directors has fixed May 10, 2019 as the record date for the determination of shareholders of the Company entitled to notice of, and to vote at, the Meeting and any adjournment thereof.

The Company has elected to use the notice-and-access provisions under National Instrument 54-101 and National Instrument 51-102 ("Notice-and-Access Provisions") of the Canadian Securities Administrators for the Meeting. Notice-and-Access Provisions are a set of rules developed by the Canadian Securities Administrators that reduce the volume of materials that must be physically mailed to shareholders of the Company by allowing the Company to post its Circular and any additional materials online. The Company will not use procedures known as 'stratification' in relation to the use of Notice-and-Access Provisions. The Circular and all additional materials have been posted in full on the Company's website at www.fsdpharma.com/investors and under the Company's SEDAR profile at www.sedar.com.

Shareholders of the Company may request paper copies of the Circular and additional materials at no cost by calling toll-free within North America at 1-(866)-962-0498, or direct from outside of North America at 1-(514)-982-8716, up to the date of the Meeting or any adjournment thereof. In order to ensure that a paper copy of the Circular and additional materials can be delivered to a shareholder in time for such shareholder to review the Circular and return a form of proxy or voting instruction form prior to the deadline to receive proxies, it is strongly suggested that shareholders ensure their request is received no later than 10:00 a.m. (Toronto time) on June 22, 2019. Shareholders of the Company who would like more information about the Notice-and-Access Provisions may contact the Company's transfer agent, Computershare Investor Services Inc. toll-free at 1-(866)-962-0498.

Shareholders are entitled to vote at the Meeting either in person or by proxy, as described in the Circular under the heading "General Proxy Information". Only registered shareholders of the Company, or the persons they appoint as their proxies, are entitled to attend and vote at the Meeting. For information with respect to shareholders who own their shares in the capital of the Company through an intermediary, see "General Proxy Information – Non-Registered Shareholders" in the Circular.

Dated at Toronto, Ontario this 28th day of May, 2019.

BY ORDER OF THE BOARD

(signed) "Raza Bokhari"

Raza Bokhari

Interim Chief Executive Officer & Executive Co-Chairman

Shareholders who are unable to attend the Meeting in person are requested to complete, date, sign and return the form of proxy. All instruments appointing proxies to be used at the Meeting or at any adjournment thereof must be deposited with Computershare Investor Services Inc., Proxy Department, 100 University Avenue, 8th Floor, Toronto, Ontario M5J 2Y1, not later than 10:00 a.m. (Toronto time) on the second to last business day preceding the date of the Meeting or any adjournment thereof or with the chairman of the Meeting prior to the commencement of the Meeting or any adjournment thereof.

FSD PHARMA INC.

MANAGEMENT INFORMATION CIRCULAR

GENERAL PROXY INFORMATION

Solicitation of Proxies

This management information circular (the "Circular") is furnished in connection with the solicitation of proxies by the management and the directors of FSD Pharma Inc. (the "Company" or "FSD Pharma") for use at the annual and special meeting (the "Meeting") of the shareholders of the Company to be held at the offices of Bennett Jones LLP, located at 100 King Street West, First Canadian Place, Suite 3400, M5X 1A4 at 10:00 a.m. (Toronto time) on July 2, 2019 and at all adjournments thereof for the purposes set forth in the accompanying notice of the Meeting (the "Notice of Meeting"). The solicitation of proxies will be made primarily by mail, subject to the use of Notice-and-Access Provisions (as defined below) in relation to the delivery of the Circular, and may be supplemented by telephone or other personal contact by the directors, officers and employees of the Company. Directors, officers and employees of the Company will not receive any extra compensation for such activities. The Company may also retain, and pay a fee to, one or more professional proxy solicitation firms to solicit proxies from the shareholders of the Company in favour of the matters set forth in the Notice of Meeting. The Company may pay brokers or other persons holding class A multiple voting shares ("Class A Shares" and the holders thereof the "Class A Shareholders") or class B subordinate voting shares ("Class B Shares", the holders thereof the "Class B Shareholders" and together with the Class A Shares the "Shares" and together with the Class A Shareholders, the "Shareholders") of the Company in their own names, or in the names of nominees, for their reasonable expenses for sending forms of proxy and this Circular to beneficial owners of Shares and obtaining proxies therefrom. The cost of any such solicitation will be borne by the Company.

No person is authorized to give any information or to make any representation other than those contained herein and, if given or made, such information or representation should not be relied upon as having been authorized by the Company. The delivery of this Circular shall not, under any circumstances, create an implication that there has not been any change in the information set forth herein since the date hereof.

A registered Shareholder of the Company may vote in person at the Meeting or may appoint another person to represent such Shareholder as proxy and to vote the Shares of such Shareholder at the Meeting. Only registered Shareholders of the Company, or the persons they appoint as their proxies, are entitled to attend and vote at the Meeting. For information with respect to Shareholders who own their Shares beneficially through an intermediary, see "Non-Registered Shareholders" below.

Appointment and Revocation of Proxies

The persons named in the form of proxy accompanying this Circular are directors and/or officers of the Company. A Shareholder of the Company has the right to appoint a person (who need not be a Shareholder of the Company) other than the persons whose names appear in such form of proxy to attend and act for and on behalf of such Shareholder at the Meeting and at any adjournment thereof. Such right may be exercised by either striking out the names of the persons specified in the form of proxy and inserting the name of the person to be appointed in the blank space provided in the form of proxy or by completing another proper form of proxy and, in either case, delivering the completed and executed form of proxy to Computershare Investor Services Inc. at Proxy Department, 100 University Avenue, 8th Floor, Toronto, Ontario M5J 2Y1 in time for use at the Meeting in the manner specified in the Notice of Meeting or by depositing the completed and executed form of proxy with the chairman of the Meeting prior to the commencement of the Meeting or any adjournment thereof.

A registered Shareholder of the Company who has given a proxy may revoke the proxy at any time prior to its use by: (a) depositing an instrument in writing, including another completed form of proxy, executed by such registered Shareholder or by his or her attorney authorized in writing or by electronic signature or, if the registered Shareholder is a company or other similar entity, by an authorized officer or attorney thereof (i) at the registered office of the Company, located at 1 Rossland Road West, Suite 202, Ajax, ON L1Z 1Z2, at any time prior to 10:00 a.m. (Toronto time) on the second to last business day preceding the day of the Meeting or any adjournment thereof, (ii) with Computershare Investor Services Inc. at Proxy Department, 100 University Avenue, 8th Floor, Toronto, Ontario M5J 2Y1, at any time prior to 10:00 a.m. (Toronto time) on the second to last business day preceding the day of the Meeting or any adjournment thereof, or (iii) with the chairman of the Meeting on the day of the Meeting or any adjournment thereof; (b) transmitting, by telephonic or electronic means, a revocation that complies with clauses (i), (ii), or (iii) above and that is signed by electronic signature, provided that the means of electronic signature permits a reliable determination that the document was created or communicated by or on behalf of such registered Shareholder or by or on behalf of his or her attorney, as the case may be; or (c) in any other manner permitted by law including attending the Meeting in person.

Exercise of Discretion by Proxies

The Shares represented by an appropriate form of proxy will be voted on any ballot that may be conducted at the Meeting, or at any adjournment thereof, in accordance with the instructions contained on the form of proxy. In the absence of instructions, such Shares will be voted in favour of each of the matters referred to in the Notice of Meeting.

The enclosed form of proxy, when properly completed and signed, confers discretionary authority upon the persons named therein to vote on any amendments to or variations of the matters identified in the Notice of Meeting and on other matters, if any, which may properly be brought before the Meeting or any adjournment thereof. At the date hereof, management of the Company knows of no such amendments or variations or other matters to be brought before the Meeting. However, if any other matters which are not now known to management of the Company should properly be brought before the Meeting, or any adjournment thereof, the Shares represented by such proxy will be voted on such matters in accordance with the judgment of the person named as proxy thereon.

Signing of Proxy

The form of proxy must be signed by the Shareholder of the Company or the duly appointed attorney thereof authorized in writing or, if the Shareholder of the Company is a company or other similar entity, by an authorized officer of such entity. A form of proxy signed by the person acting as attorney of the Shareholder of the Company or in some other representative capacity, including an officer of a company which is a Shareholder of the Company, should indicate the capacity in which such person is signing and the form of proxy should be accompanied by the appropriate instrument evidencing the qualification and authority to act of such person, unless such instrument has previously been filed with the Company. A Shareholder of the Company or his or her attorney may sign the form of proxy or a power of attorney authorizing the creation of a proxy by electronic signature provided that the means of electronic signature permits a reliable determination that the document was created or communicated by or on behalf of such Shareholder or by or on behalf of his or her attorney, as the case may be.

Non-Registered Shareholders

Only registered Shareholders of the Company, or the persons they appoint as their proxies, are entitled to attend and vote at the Meeting. The Shares of a non-registered Shareholder (a "Non-Registered Shareholder") who beneficially owns Shares will generally be registered in the name of either:

(a) an intermediary (an "Intermediary") with whom the Non-Registered Shareholder deals in respect of the Shares (including, among others, banks, trust companies, securities dealers or brokers, trustees or administrators of a self-administered registered retirement savings plan, registered retirement income fund, registered education savings plan and similar plans); or

(b) a clearing agency (such as The Canadian Depository for Securities Limited in Canada or The Depository Trust Company in the United States) or its nominee of which the Intermediary is a participant.

In accordance with the requirements of National Instrument 54-101 – Communication with Beneficial Owners of Securities of a Reporting Issuer published by the Canadian Securities Administrators, the Company has distributed copies of the Notice of Meeting, this Circular and the form of proxy (collectively, the "Meeting Materials") directly to Non-Registered Shareholders utilizing the Notice-and- Access Provisions. Intermediaries often use service companies to forward the Meeting Materials to Non- Registered Shareholders. Generally, Non-Registered Shareholders who have not waived the right to receive Meeting Materials will either receive:

(a) Voting Instruction Form: a voting instruction form which is not signed by the Intermediary and which, when properly completed and signed by the Non-Registered Shareholder and returned to the Intermediary or its service company, will constitute voting instructions which the Intermediary must follow. Typically, the voting instruction form will consist of a one page pre-printed form. Sometimes, instead of the one page pre- printed form, the voting instruction form will consist of a regular printed proxy form accompanied by a page of instructions which contains a removable label with a bar-code and other information. In order for the form of proxy to validly constitute a voting instruction form, the Non-Registered Shareholder must remove the label from the instructions and affix it to the form of proxy, properly complete and sign the form of proxy and submit it to the Intermediary or its service company in accordance with the instructions of the Intermediary or its service company; or

(b) Form of Proxy: a form of proxy which has already been signed by the Intermediary (typically by a facsimile, stamped signature), which is restricted as to the number of Shares beneficially owned by the Non-Registered Shareholder but which is otherwise not completed by the Intermediary. Because the Intermediary has already signed the form of proxy, this form of proxy is not required to be signed by the Non-Registered Shareholder when submitting the proxy. In this case, the Non-Registered Shareholder who wishes to submit a proxy should properly complete the form of proxy and deposit it with Computershare Investor Services Inc. at Proxy Department, 100 University Avenue, 8th Floor, Toronto, Ontario M5J 2Y1.

In either case, the purpose of these procedures is to permit Non-Registered Shareholders to direct the voting of the Shares they beneficially own. Should a Non-Registered Shareholder who receives either a voting instruction form or a form of proxy wish to attend the Meeting and vote in person (or have another person attend and vote on behalf of the Non-Registered Shareholder), the Non-Registered Shareholder should strike out the names of the persons named in the form of proxy and insert the Non-Registered Shareholder's (or such other person's) name in the blank space provided or, in the case of a voting instruction form, follow the directions indicated on the form. Non-Registered Shareholders should carefully follow the instructions of their Intermediaries and their service companies, including those instructions regarding when and where the voting instruction form or the form of proxy is to be delivered.

A Non-Registered Shareholder who has submitted a proxy may revoke it by contacting the Intermediary through which the Shares of such Non-Registered Shareholder are held and following the instructions of the Intermediary respecting the revocation of proxies.

NOTICE-AND-ACCESS

"Notice-and-Access Provisions" means provisions concerning the delivery of proxy-related materials to shareholders found in section 9.1.1 of National Instrument 51-102 – Continuous Disclosure Obligations ("NI 51-102"), in the case of registered shareholders, and section 2.7.1 of National Instrument 54-101 – Communication with Beneficial Owners of Securities of a Reporting Issuer ("NI 54-101"), in the case of Non-Registered Shareholders, which would allow an issuer to deliver an information circular forming part of proxy-related materials to shareholders via certain specified electronic means provided that the conditions of NI 51-102 and NI 54-101 are met.

The Notice-and-Access Provisions are a mechanism which allows reporting issuers other than investment funds to choose to deliver proxy-related materials to registered holders and beneficial owners of securities by posting such materials on a non-SEDAR website (usually the reporting issuer's website or the transfer agent's website) rather than delivering such materials by mail. The Notice-and-Access Provisions can be used to deliver materials for both special and general meetings. Reporting issuers may still choose to continue to deliver such materials by mail, and beneficial owners will be entitled to request delivery of a paper copy of the information circular at the reporting issuer's expense.

The use of the Notice-and-Access Provisions reduces paper waste and mailing costs to the Company. In order for the Company to utilize the Notice-and-Access Provisions to deliver proxy-related materials by posting the management information circular (and if applicable, other materials) electronically on a website that is not SEDAR, the Company must send a notice to shareholders, including Non-Registered Shareholders, indicating that the proxy-related materials have been posted and explaining how a shareholder can access them or obtain a paper copy of those materials from the Company. This Circular has been posted in full on the Company's website at www.fsdpharma.com/investors and under the Company's SEDAR profile at www.sedar.com.

In order to use Notice-and-Access Provisions, a reporting issuer must set the record date (the "Record Date") for notice of the shareholder meeting to be on a date that is at least 40 days prior to the meeting in order to ensure there is sufficient time for the materials to be posted on the applicable website and other materials to be delivered to shareholders. The requirements of that notice, which requires the Company to provide basic information about the Meeting and the matters to be voted on, explain how a shareholder can obtain a paper copy of the management information circular and any related financial statements, and explain the Notice-and-Access Provisions process, have been built into the Notice of Meeting, as well as a notice of the use of the Notice-and-Access Provisions. The notice of the use of the Notice-and-Access Provisions has been delivered to Shareholders by the Company, along with the applicable voting document (a form of proxy in the case of registered Shareholders or a voting instruction form in the case of Non-Registered Shareholders).

The Company will send proxy-related materials directly to non-objecting Non-Registered Shareholders, through the services of its transfer agent, Computershare Investor Services Inc. The Company does not intend to pay for the Intermediary to deliver to objecting Non-Registered Shareholders the proxy- related materials and Form 54-101F7 – Request for Voting Instructions Made by Intermediary of NI 54- 101. The Company will not rely upon the use of 'stratification' procedures.

How to Obtain Paper Copies of the Information Circular

Any Shareholder who wishes to receive a paper copy of the Circular, at no cost, must contact the Company's transfer agent, Computershare Investor Services Inc. at Proxy Department, 100 University Avenue, 8th Floor, Toronto, Ontario M5J 2Y1, toll-free within North America at 1-(866)-962-0498 or direct from outside of North America at 1-(514)-982-8716 up to the date of the Meeting or any adjournment thereof. In order to ensure that a paper copy of the Circular can be delivered to a requesting Shareholder in time for such Shareholder to review the Circular and return a form of proxy or voting instruction form prior to the deadline to receive proxies, it is strongly suggested that Shareholders ensure their request is received no later than June 22, 2019.

All Shareholders may call 1-(866)-962-0498 (toll-free) in order to obtain additional information regarding the Notice-and-Access Provisions or to obtain a paper copy of the management information circular, up to and including the date of the Meeting, including any adjournment of the Meeting.

VOTING SHARES AND PRINCIPAL HOLDERS

The board of directors (the "Board") has fixed May 10, 2019 as the Record Date. Shareholders at the close of business on the Record Date are entitled to receive notice of the Meeting and to vote thereat or at any adjournments or postponements thereof on the basis of 276,660 votes for each Class A Share held and one vote for each Class B Share held, except to the extent that: (i) a registered Shareholder has transferred the ownership of any Shares subsequent to May 10, 2019; and (ii) the transferee of those Shares produces properly endorsed share certificates, or otherwise establishes that he, she or it owns the Shares and demands, not later than 10 days before the Meeting, that his, her or its name be included on the list of persons entitled to vote at the Meeting, in which case, the transferee shall be entitled to vote such Shares at the Meeting. The transfer books will not be closed.

The authorized capital of the Company consists of an unlimited number of Class A Shares and an unlimited number of Class B Shares. As of the date hereof, there were 15,000 Class A Shares issued and outstanding and 1,413,320,972 Class B Shares issued and outstanding.

The Class A Shareholders are entitled to 276,660 votes per Class A Share held and the Class B Shareholders are entitled to one (1) vote per Class B Share held at all meetings of the Shareholders either in person or by proxy. The Shareholders are also entitled to dividends, if and when declared by the directors of the Company, based on information publicly available, and the distribution of the residual assets of the Company in the event of a liquidation, dissolution or winding up of the Company.

The following table sets out the information regarding ownership of the Class A Shares and Class B Shares owned by each person who, to the knowledge of the Company, beneficially owns, controls, or directs, indirectly or directly, more than 10% of the issued and outstanding Class A Shares or Class B Shares as of the date of this Circular.

			Percentage of Voting
	Number of Class A	Number of Class B	Shares Owned (Class A
Name	Shares Owned(1) (6)	Shares Owned(6)	Shares & Class B Shares)
Thomas Fairfull(2)	5,000	49,682,743	25.76%
Zeeshan Saeed(3)	5,000	62,826,229	25.99%
Anthony Durkacz(4)(5)	5,000	53,162,749	25.82%

Notes:

(1) Each Class A Share has 276,660 votes per share, and each Class B Share has one (1) vote per share. Except as required by the Business Corporations Act (Ontario) ("OBCA") or the Company's articles of amendment, the holders of the Class A Shares and holders of the Class B Shares vote together as a single class on all matters at meetings of the Shareholders.

(2) 1808066 Ontario Inc., a company controlled by Thomas Fairfull, is the registered owner of 10,000,000 Class B Shares

(3) Xorax Family Trust, a trust of which Zeeshan Saeed is a beneficiary, is the registered owner of the Class A Shares.

(4) Fortius Research and Trading Corp., a company controlled by Anthony Durkacz, is the registered owner of the Class A Shares.

(5) Fortius Research and Trading Corp., a company controlled by Anthony Durkacz, is the registered owner of 21,314,701 Class B Shares and First Republic Capital Corporation, a company majority owned by Anthony Durkacz, is the registered owner of 31,848,048 Class B Shares.

(6) Shareholdings provided by the respective holders or based on publicly available data and not independently verified by the Company.

BUSINESS OF THE MEETING

1. Financial Statements

In connection with the completion of the Company's business combination with FV Pharma Inc. ("FV PrivateCo") on May 24, 2018, the Company changed its financial year-end from August 30 to December 31. The financial statements of the Company for the financial year ended December 31, 2018 have been mailed to the Shareholders who requested to receive them. The financial statements are also available on SEDAR at www.sedar.com. The financial statements of the Company for the year ended December 31, 2018 and the report of the auditor thereon will be placed before the Meeting.

2. Election of Directors

At the Meeting, Shareholders will be asked to elect the five (5) nominees set forth below (the "Proposed Nominees") as directors for the ensuing year. Each Proposed Nominee is currently a director of the Company. Each Proposed Nominee elected will hold office until the close of the first annual meeting of the Shareholders of the Company following his election unless his office is earlier vacated in accordance with the by-laws of the Company.

The following table sets forth certain information regarding the Proposed Nominees, their position with the Company, their principal occupation during the last five years, the dates upon which the Proposed Nominees became directors of the Company and the number of Shares beneficially owned by them, directly or indirectly, or over which control or direction is exercised by them as of the date hereof.

Class A
Shares
			Owned	Class B Shares
Name, Position and	Principal Occupation	Date Became	or	Owned or
Province of Residence	During Last Five Years	Director	Controlled(1)	Controlled
Anthony Durkacz,	Director and Executive Vice-	June 18, 2018	5,000(2)	53,162,749 (3)(4)
Executive-Co Chairman and	President, First Republic Capital
Director, Ontario, Canada(13)(14)	Corporation

Class A
Shares
			Owned	Class B Shares
Name, Position and	Principal Occupation	Date Became	or	Owned or
Province of Residence	During Last Five Years	Director	Controlled(1)	Controlled
Zeeshan Saeed,	Director and Executive Vice-	May 24, 2018	5,000	62,826,229(6)
President and Director,	President, FV Pharma; CEO,
Ontario, Canada(5) (10) (12) (15)	Platinum Telecommunications Inc.
Raza Bokhari,	Managing Partner, RBx Capital	July 17, 2018	Nil.	1,127,000(7)
Interim CEO, Executive Co-	LP; Chairman and CEO, Parkway
Chairman and Director,	Clinical Laboratories Inc.
Pennsylvania, United States(12)
Gerald (Gerry) Goldberg,	Executive Chairman and Interim	May 24, 2018	Nil.	1,000,000(8)
Director, Ontario, Canada(9) (11)	CEO, Osoyoos Cannabis Inc.;
Interim CEO, Canada House
Wellness Group Inc.; CEO and
President, Leo Acquisitions Corp.;
Senior Partner, Schwartz, Levitsky,
Feldman LLP; President, Victory
Capital Corp.
David Urban,	President, American Continental	November 12,	Nil.	Nil.(9)
Director, Washington, DC(10)(14)	Group	2018

Notes:

(1) The information as to the number of Shares beneficially owned or over which control or direction is exercised has been furnished by the respective nominee.

(2) Fortius Research and Trading Corp., a corporation controlled by Anthony Durkacz, is the registered owner of the Class A Shares.

(3) Fortius Research and Trading Corp., a corporation controlled by Anthony Durkacz, is the registered owner of 21,314,701 Class B Shares and First Republic Capital Corporation, a corporation majority owned by Anthony Durkacz, is the registered owner of 31,848,048 Class B Subordinate Voting Shares.

(4) Anthony Durkacz also holds 40,000,000 warrants, and is the beneficial owner of 36,700,337 warrants registered to First Republic Capital Corporation.

(5) Xorax Family Trust, a trust of which Zeeshan Saeed is a beneficiary, is the registered owner of the Class A Shares.

(6) Mr. Saeed also holds 20,000,000 Options.

(7) Mr. Bokhari also holds 43,000,000 Options.

(8) Mr. Goldberg also holds 1,000,000 Options.

(9) Mr. Urban holds 3,000,000 Options.

(10) Member of Audit Committee.

(11) Chairman of the Audit Committee.

(12) Member of the Governance Committee.

(13) Chairman of the Governance Committee.

(14) Member of the Compensation Committee.

(15) Chairman of the Compensation Committee.

Corporate Cease Trade Orders and Bankruptcies

To the knowledge of the Company, other than as set out below, no Proposed Nominee is, as at the date of this Circular, or has been, within 10 years before the date of the Circular, a director, chief executive officer or chief financial officer of any company (including the Company) that:

(a) was subject to a cease trade order, other similar order, or an order that denied the relevant company access to any exemption under securities legislation, and which was in effect for a period of more than 30 consecutive days, that was issued while the proposed director was acting in the capacity as director, chief executive officer or chief financial officer; or was subject to an order that was issued after the proposed director ceased to be a director, chief executive officer or chief financial officer and which resulted from an event that occurred while that person was acting in the capacity as director, chief executive officer or chief financial officer; or

(b) is, as at the date of this Circular, or has been within 10 years before the date of the Circular, a director or executive officer of any company (including the Company) that, while that person was acting in that capacity, or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets; or

(c) has, within the 10 years before the date of this Circular, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the proposed director.

Gerry Goldberg was the Interim Chief Executive Officer of Canada House Wellness Group Inc. ("Canada House") when a management cease trade order (the "MCTO") was issued by the Ontario Securities Commission on September 13, 2017. The MCTO was issued in respect of Canada House's failure to file its audited financial statements and management discussion and analysis for the year ended April 30, 2017 before the August 28, 2017 filing deadline. The MCTO was lifted effective November 22, 2017.

Penalties or Sanctions

No Proposed Nominee has:

(a) been subject to any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority; or

(b) been subject to any other penalties or sanctions imposed by a court or regulatory body, including a self-regulatory body, that would be likely to be considered important to a reasonable Shareholder making a decision about whether to vote for the Proposed Nominee.

The persons named in the form of proxy accompanying this Circular intend to vote FOR the election of the Proposed Nominees whose names are set forth above, unless the Shareholder of the

Company who has given such proxy has directed that the Shares represented by such proxy be withheld from voting in respect of the election of directors of the Company. Management of the Company does not contemplate that any of the Proposed Nominees will be unable to serve as a director of the Company; however, if that should occur for any reason prior to the Meeting or any adjournment thereof, the persons named in the form of proxy accompanying this Circular have the right to vote for the election of the remaining Proposed Nominees and may vote for the election of a substitute nominee at their discretion.

3. Appointment of Auditor

On April 22, 2019, the Company filed a notice pursuant to Section 4.11 of NI 51-102 advising that Dale Matheson Carr-Hilton Labonte LLP ("Dale Matheson") had resigned as auditor of the Company at the request of the Company, and that UHY McGovern Hurley LLP ("UHY") had been appointed as the successor auditor of the Company, effective April 8, 2019. The notice, together with a letter from Dale Matheson confirming its resignation, and a letter from UHY confirming its appointment, is attached to this Circular as Schedule "A".

It is proposed that UHY be appointed as the auditor of the Company to hold office until the close of the next annual meeting of the Shareholders of the Company and that the directors of the Company be authorized to set the auditor's remuneration. UHY is currently the auditor of the Company and has been the auditor since April 8, 2019.

The persons named in the form of proxy accompanying this Circular intend to vote FOR the appointment of UHY as the auditor of the Company until the close of the next annual meeting of the shareholders of the Company or until its successor is appointed and the authorization of the directors of the Company to fix the remuneration of UHY, unless the shareholder of the Company who has given such proxy has directed that the Common Shares represented by such proxy be withheld from voting in respect of the appointment of UHY as the auditor of the Company.

4. Amendment to Articles

Pursuant to the Company's articles of amendment dated May 24, 2018 (the "Articles"), the Company has two authorized classes of shares, being the Class A Shares and the Class B Shares. The Class A Shares have 276,660 votes attached to each such share, and the Class B Shares have one (1) vote attached to each such share. Anthony Durkacz, Zeeshan Saeed, and Thomas Fairfull, the founders of FSD Pharma (the "Founders"), collectively own all of the issued and outstanding Class A Shares. See "Voting Shares and Principal Holders" for more information.

The Company's dual class voting structure has the effect of concentrating voting control and the ability to influence corporate matters with the Class A Shareholders. Accordingly, the Company believes that it is in the best interests of the Company that the Class A Shares are held by individuals most closely aligned with the future direction of the Company and who play an important role in making business, strategic and operational-level decisions for the Company on a daily basis.

Management proposes that the Shareholders approve a special resolution amending the Articles in order to permit the transfer of Class A Shares to a Founder or an affiliate of a Founder (the "Articles Amendment Resolution"), such that a Founder no longer actively involved in the business and affairs of the Company could transfer his Class A Shares to those Founder(s) that remain active. The proposed amendments to the Articles contemplated by the Articles Amendment Resolution are attached to this Circular as Schedule "B".

At the Meeting, Shareholders will be asked to consider, and, if deemed advisable, to approve the Amendment Resolution, as follows:

BE IT RESOLVED, AS A SPECIAL RESOLUTION, THAT:

1. The Company is hereby authorized to amend its current Articles to provide for transfers of the Class A Shares to Founders, with such amendments to be in substantially the same form as is set out in Schedule "B" to the Circular;

2. any officer or director of the Company is hereby authorized and directed for and on behalf of the Company to execute and deliver all such documents and to do all such other acts and things as he may determine to be necessary or advisable to give effect to this special resolution including, without limitation, to determine the timing for delivery and effect the delivery of articles of amendment in the prescribed form to the Director appointed under the Business Corporations Act (Ontario), the execution of any such document or the doing of any such other act or thing being conclusive evidence of such determination; and

3. notwithstanding that this special resolution has been passed by the Shareholders of the Company, the board of directors be and is hereby authorized and empowered, without further approval of the Shareholders of the Company, to revoke this resolution at any time before the certificate of amendment to be issued by the Director upon receipt of such articles of amendment becomes effective.

The persons named in the form of proxy accompanying this Circular intend to vote FOR the appointment Articles Amendment Resolution, unless the Shareholder of the Company who has given such proxy has directed otherwise in respect of the approval of the Articles Amendment Resolution.

To be effective, the Articles Amendment Resolution must be approved by at least two-thirds of the votes cast by the Shareholders present in person or by proxy at the Meeting. The Articles Amendment Resolution will not become effective until the required filings have been filed and accepted in accordance with the OBCA.

INTEREST OF CERTAIN PERSONS IN MATTERS TO BE ACTED UPON

Other than as set forth herein, management of the Company is not aware of any material interest, direct or indirect, by way of beneficial ownership of Shares or otherwise, of any person who has been a director or executive officer of the Company at any time since the beginning of the Company's last financial year, or of any associate or affiliate of any such persons, in any matter to be acted upon at the Meeting.

STATEMENT OF EXECUTIVE COMPENSATION – VENTURE ISSUERS

Named Executive Officers

The purpose of this Statement of Executive Compensation is to provide information about the Company's philosophy, objectives and processes regarding executive compensation. This disclosure is intended to communicate the compensation provided to the most highly compensated executive officers of the Company (the "Named Executive Officers" or "NEOs"). For the purposes of this Circular, a NEO means each of the following individuals:

(a) a chief executive officer ("CEO") of the Company;

(b) a chief financial officer ("CFO") of the Company;

(c) in respect of the Company and its subsidiaries, the most highly compensated executive officer other than the individuals identified in paragraphs (a) and (b) at the end of the most recently completed financial year whose total compensation was more than $150,000 for that financial year; and

(d) each individual who would be a named executive officer under paragraph (c) but for the fact that the individual was not an executive officer of the Company, and was not acting in a similar capacity, at the end of that financial year.

For the year ended December 31, 2018, the NEOs of the Company were:

(a) Yaron Conforti, Former CEO, CFO and President from July 15, 2015 to May 24, 2018;

(b) Thomas Fairfull, Former CEO and President from May 24, 2018 to October 29, 2018;

(c) Raza Bokhari, Former Interim CEO from October 29, 2018 to December 1, 2018;

(d) Rupert Haynes, Former CEO from December 1, 2018 to February 5, 2019;

(e) Donal Carroll, CFO from July 23, 2018 to present;

(f) Michael Ash, Former Chief Commercial Officer ("CCO") of FV Pharma Inc. ("FV Pharma"), the wholly owned subsidiary of the Company, from May 24, 2018 to February 15, 2019;

(g) Thomas Fairfull, Former CEO and President of FV Pharma from May 24, 2018 to March 4, 2019; and

(h) Zeeshan Saeed, Former Executive Vice-President from May 24, 2018 to October 29, 2018 and President from October 29, 2018 to present.

Director and named executive officer compensation, excluding compensation securities

The following table sets forth the compensation paid to the Company's NEOs and directors for the Company's financial years ending December 31, 2017 and December 31, 2018.

Table of Compensation Excluding Compensation Securities
		Salary,
		consulting
Name		fee,		Committee		Value of all
and		retainer or		or meeting	Value of	other	Total
position	Year(1)	commission	Bonus	fees	perquisites	compensation	compensation
Rupert Haynes,	2018	$82,695	Nil	Nil	Nil	Nil	$59,275
Former CEO(2) (3)	2017	Nil	Nil	Nil	Nil	Nil	Nil
Raza Bokhari,	2018	$1	Nil	Nil	Nil	Nil	$1
Director, Current Interim
CEO and Executive Co-		Nil	Nil	Nil	Nil	Nil	Nil
Chairman and Former	2017
Interim CEO (4)
Thomas Fairfull,	2018	$334,333	$400,000	$63,333	Nil	$13,500(19)	$811,166
Former President, CEO
and Director; Former		Nil	Nil	Nil	Nil	Nil	Nil
President, CEO and
Director of FV Pharma(5)	2017
(6)
Donal Carroll,	2018	$52,000	Nil	$6,667	Nil	Nil	$58,667
Current CFO and
Former Director(7) (8)	2017	Nil	Nil	Nil	Nil	Nil	Nil
Yaron Conforti,	2018	Nil	Nil	Nil	Nil	Nil	Nil
Former CEO, CFO,
President and Director(9)	2017	Nil	Nil	Nil	Nil	Nil	Nil
Zeeshan Saeed,	2018	$242,667	$300,000	$48,750	Nil	$13,500(20)	$604,917
Director, Current
President and Former		Nil	Nil	Nil	Nil	Nil	Nil
Vice-President(10) (11)	2017
Michael Ash,	2018	$154,503	Nil	Nil	Nil	$7,500(21)	$162,003
Former Chief Commercial Officer (12)
	2017	Nil	Nil	Nil	Nil	Nil	Nil
Anthony Durkacz,	2018	Nil	Nil	Nil	Nil	Nil	Nil
Director and Current Executive Co- Chairman(13)	2017	Nil	Nil	Nil	Nil	Nil	Nil

Table of Compensation Excluding Compensation Securities
		Salary,
		consulting
Name		fee,		Committee		Value of all
and		retainer or		or meeting	Value of	other	Total
position	Year(1)	commission	Bonus	fees	perquisites	compensation	compensation
	2018	Nil	Nil	$33,333	Nil	Nil	$33,333
Gerry Goldberg,
Director(14)	2017	Nil	Nil	Nil	Nil	Nil	Nil

Vladimir Klacar,	2018	Nil	Nil	$26,667	Nil	Nil	$26,667
Former Director(15)	2017	Nil	Nil	Nil	Nil	Nil	Nil
David Urban,	2018	Nil	Nil	$6,667	Nil	Nil	$6,667
Director(16)	2017	Nil	Nil	Nil	Nil	Nil	Nil
	2018	Nil	Nil	Nil	Nil	Nil	Nil
Gord Wilton,
Former Director(17)	2017	Nil	Nil	Nil	Nil	Nil	Nil

Harry Bregman,	2018	Nil	Nil	Nil	Nil	Nil	Nil
Former Director(18)	2017	Nil	Nil	Nil	Nil	Nil	Nil

Notes:

(1) On May 24, 2018, the Company (formerly known as Century Financial Capital Group Inc.) completed a business combination (the "Business Combination") with FV PrivateCo. In connection with the Business Combination, all the directors and officers of the Company resigned and were replaced with the former officers and directors of FV PrivateCo.

(2) Mr. Haynes was appointed CEO effective December 1, 2018. Mr. Haynes was terminated as CEO effective February 5, 2019. Raza Bokhari replaced Mr. Haynes as CEO and remains the Interim CEO as of the date of this Circular.

(3) Represents Mr. Haynes salary from December 1, 2018 to December 31, 2018.

(4) Mr. Bokhari joined the Board on July 17, 2018, filling a vacancy created by Donal Carroll's resignation from the Board. Mr. Bokhari was appointed Interim CEO and Co-Executive Chairman of the Company following the resignation of Thomas Fairfull as CEO of the Company on October 29, 2018. Mr. Bokhari resigned as Interim CEO on December 1, 2018 following the appointment of Mr. Haynes. Mr. Bokhari was appointed Interim CEO of the Company following the termination of Mr. Haynes and is the current Interim CEO as of the date of this Circular.

(5) In connection with the completion of the Business Combination, Mr. Fairfull was elected to the Board and was appointed CEO and President of the Company effective May 24, 2018. Mr. Fairfull resigned from the Board and as CEO and President of the Company on October 29, 2018. Mr. Fairfull resigned from the Board and as CEO of FV Pharma on March 4, 2019.

(6) Mr. Fairfull's employment agreement was with FV Pharma.

(7) In connection with the completion of the Business Combination, Mr. Carroll was elected to the Board. He resigned from the Board on July 17, 2018, and was appointed CFO of the Company on July 23, 2018.

(8) Represents Mr. Carroll's salary from July 23 2018 to December 31, 2018. The salary was paid to Epicore Group Inc., a company controlled by Mr. Carroll, for management services performed.

(9) Mr. Conforti was the CEO, CFO, President and served on the Board of the Company prior to the completion of the Business Combination. Mr. Conforti resigned as CEO, CFO, President and from the Board of the Company in connection with the completion of the Business Combination.

(10) In connection with the completion of the Business Combination, Mr. Saeed was elected to the Board and was appointed Executive Vice- President of the Company on May 24, 2018. Following the resignation of Mr. Fairfull as President of the Company on October 29, 2018, Mr. Saeed was appointed President of the Company.

(11) Mr. Saeed's employment agreement is with FV Pharma.

(12) Represents Mr. Ash's salary from May 24, 2018 to December 31, 2018. The salary was paid pursuant to a consulting agreement between FV Pharma and Seven Pharma Inc., a company controlled by Mr. Ash, for management services performed. Mr. Ash resigned as CCO of FV Pharma on February 15, 2019. Mr. Ash's consulting agreement was with FV Pharma.

(13) Mr. Durkacz was appointed to the Board on June 14, 2018, and was appointed Executive Co-Chairman of the Company along with Mr. Bokhari on October 29, 2018.

(14) Mr. Goldberg was elected to the Board on May 24, 2018 following the completion of the Business Combination.

(15) Mr. Klacar was elected to the Board on May 24, 2018 following the completion of the Business Combination. Mr. Klacar resigned from the Board on March 13, 2019.

(16) Mr. Urban joined the Board on November 12, 2018, filling a vacancy created by Mr. Fairfull's resignation from the Board on October 29, 2018.

(17) Mr. Wilton was a director of the Company prior to the completion of the Business Combination. Mr. Wilton resigned from the Board on May 24, 2018 in connection with the Business Combination.

(18) Mr. Bregman was a director of the Company prior to the completion of the Business Combination. Mr. Bregman resigned from the Board on May 24, 2018 in connection with the Business Combination.

(19) Represents a car allowance paid to Mr. Fairfull.

(20) Represents a car allowance paid to Mr. Saeed.

(21) Represents a car allowance paid to Mr. Ash.

Stock options and other compensation securities

The following table discloses all compensation securities granted or issued to each director and NEO for services provided to the Company for the year ended December 31, 2018:

Compensation Securities
Closing
			Number of			price of	Closing
			compensation			security or	price of
			securities,		Issue,	underlying	security or
Name		Type of	number of		conversion	security on	underlying
		compen	underlying	Date	or exercise	date of	security at
and		sation	securities, and	of issue	price	grant	year end	Expiry
position(1)	Year	security	percentage of class(2)	or grant	($)	($)	($)	date
	2018	Options	2,500,000 Options	November,	0.28	0.28	0.28	November
Rupert			2,500,00 Class B	26, 2018				26, 2023(3)
Haynes,			Shares
Former CEO			0.18% of Class B
Shares
	2018	Options	3,000,000 Options(4)	August 15,	0.13	0.13	0.28	August 15,
Raza			3,000,000 Class B	2018				2023
Bokhari,			Shares
Director,			0.21% of Class B
CEO and			Shares
Executive
	2018	Options	40,000,000 Options(5)	September	0.740	0.740	0.28	September
Co-
Chairman			40,000,000 Class B	10, 2018				10, 2023
and Former			Shares
Interim CEO			2.83% of Class B
Shares
Thomas	2018	N/A	Nil	N/A	N/A	N/A	N/A	N/A
Fairfull,
Former
President,
CEO and
Director;
Former
President,
CEO and
Director of
FV Pharma
	2018	Options	3,000,000 Options(6)	June 12,	0.09	0.09	0.28	June 12,
			3,000,000 Class B	2018				2023
Donal			Shares
Carroll,			0.21% of Class B
CFO and			Shares
Former	2018	Options	2,000,000 Options(7)	September	0.60	0.60	0.28	September
Director			2,000,000 Class B	15, 2018				15, 2023
Shares
0.14% of Class B
Shares
Yaron	2018	N/A	Nil	N/A	N/A	N/A	N/A	N/A
Conforti,
Former
CEO, CFO,
President
and Director

Compensation Securities
						Closing
			Number of			price of	Closing
			compensation			security or	price of
			securities,		Issue,	underlying	security or
Name		Type of	number of		conversion	security on	underlying
		compen	underlying	Date	or exercise	date of	security at
and		sation	securities, and	of issue	price	grant	year end	Expiry
position(1)	Year	security	percentage of class(2)	or grant	($)	($)	($)	date
Zeeshan	2018	N/A	Nil	N/A	N/A	N/A	N/A	N/A
Saeed,
Director,
President
and Former
Vice-President
Anthony	2018	Options	Nil	N/A	N/A	N/A	N/A	N/A
Durkacz,
Director and
Executive
Co-Chairman
	2018	Options	3,000,000 Options(8)	June 12,	0.09	0.09	0.28	June 12,
Gerry			3,000,000 Class B	2018				2023
Goldberg,			Shares
Director			0.21% of Class B
			Shares
Vladimir	2018	Options	3,000,000 Options(9)	June 12,	0.09	0.09	0.28	June 12,
Klacar,			3,000,000 Class B	2018				2023
Former			Shares
Director			0.21% of Class B
			Shares
	2018	Options	3,000,000 Options(10)	November	0.44	0.44	0.28	November
David			3,000,000 Class B	12, 2018				12, 2023
Urban,			Shares
Director			0.21% of Class B
			Shares
Gord	2018	Options	Nil	N/A	N/A	N/A	N/A	N/A
Wilton,
Former
Director
Harry	2018	Options	Nil	N/A	N/A	N/A	N/A	N/A
Bregman,
Director

Notes:

(1) Please refer to the notes to the table provided above under the heading "Director and named executive officer compensation, excluding compensation securities" for dates of appointment and/or resignation of each NEO and director.

(2) Percentage of Class B Shares calculated as at December 31, 2018.

(3) Mr. Haynes's Options expired following his termination as CEO of the Company.

(4) Mr. Bokhari was granted 3,000,000 Options upon joining the Board. The Options vested immediately.

(5) Mr. Bokhari's Options vest upon the completion of the following conditions: (a) the Company listing on the NASDAQ (or a comparable U.S. securities exchange) or merging with a company listed on the NASDAQ (or a comparable U.S. securities exchange) to the satisfaction of the Board, and (b) adequate financing to the satisfaction of the Board is arranged in connection with the listing of the Company on the NASDAQ (or a comparable U.S. securities exchange) or merger with a company listed on the NASDAQ (or a comparable U.S. securities exchange).

(6) Mr. Carroll was granted 3,000,000 Options upon joining the Board. The Options vested immediately.

(7) Mr. Carroll's Options vested immediately.

(8) Mr. Goldberg was granted 3,000,000 Options upon joining the Board. The Options vested immediately.

(9) Mr. Klacar was granted 3,000,000 Options upon joining the Board. The Options vested immediately.

(10) Mr. Urban was granted 3,000,000 Options upon joining the Board. The Options vested immediately.

The following table discloses all compensation securities exercised by each director and named executive officer of the Company for the year ended December 31, 2018.

Exercise of Compensation Securities by Directors and NEOs
						Difference
			Exercise			between
	Type of	Number of	price		Closing price	exercise price	Total value on
Name and		underlying	per		per security	and closing
	Compensation	securities	security	Date of	on date of	price on date	exercise date
position	Security	exercised	($)	exercise	exercise ($)	of exercise ($)	($)
Gord Wilton,	Options	500,000	0.025	July 17, 2018	0.17	0.145	72,500
Former Director
Harry	Options	400,000	0.025	July 17, 2018	0.17	0.145	72,500
Bregman,
Former Director
Vladimir	Options	2,000,000	0.09	September 12, 2018	0.62 (Sep 12)	0.53 (Sep 12)	530,000 (Sep 12)
Klacar, Director				September 21, 2018(1)	0.89 (Sep 21)	0.80 (Sep 21)	800,000 (Sep 21)
Gerry	Options	2,000,000	0.09	September 7, 2018	0.50 (Sep 6)	0.41 (Sep 6)	615,000 (Sep 6)
Goldberg,				September 14, 2018(2)	0.60 (Sep 14)	0.51 (Sep 14)	255,000 (Sep 14)
Director

Notes:

(1) Mr. Klacar exercised 1,000,000 Options on September 12, 2018 and 1,000,000 Options on September 21, 2018.

(2) Mr. Goldberg exercised 1,500,000 Options on September 7, 2018 and 500,000 Options on September 14, 2018.

Stock option plans and other incentive plans

On February 19, 2018 the Board approved a stock option plan (the "Stock Option Plan"). The Stock Option Plan provides that the aggregate number of Class B Shares reserved for issuance will be 10% of the number of Class B Shares of the Company issued and outstanding from time to time.

The Stock Option Plan was established to provide incentive to qualified parties to increase their proprietary interest in the Company and thereby encourage their continuing association with the Company. Management proposes Option grants to the Board based on such criteria as performance, previous grants, and hiring incentives. All grants require Board approval. The Stock Option Plan is administered by the Board and provides that Options will be issued to directors, officers, employees or consultants of the Company or a subsidiary of the Company.

The Stock Option Plan is administered by the Board, which has full and final authority with respect to the granting of all Options thereunder. Options may be granted under the Stock Option Plan to such service providers of the Company and its affiliates, if any, as the Board may from time to time designate. The exercise prices will be determined by the Board but will, in no event, be less than the market value of the Class B Shares or the lowest price permitted by the policies of any stock exchange on which the Class B Shares may be listed. All Options granted under the Stock Option Plan will expire not later than the date that is ten years from the date that such Options are granted. Options granted under the Stock Option Plan are not transferable or assignable other than by testamentary instrument or pursuant to the laws of succession.

Employment, consulting and management agreements

The following is a description of material provisions of the employment agreements of executive officers of the Company.

Donal Carroll (CFO)

Mr. Carroll and the Company may terminate the agreement for any reason with 30 days' written notice. Upon termination, the Company shall pay Mr. Carroll all fees owing in respect of services provided under the agreement up to and including the date of termination. The agreement does not contain any provisions related to a change of control.

Zeeshan Saeed (President)

Mr. Saeed has an executive employment agreement with FV Pharma, a wholly-owned subsidiary of the Company. If the Company terminates Mr. Saeed's employment without cause, or if his employment is terminated upon a change of control, the Company is obligated to pay Mr. Saeed a lump sum payment in an amount equal to three times the sum of his base salary.

Oversight and description of director and named executive officer compensation

The Company's Compensation Committee (the "Compensation Committee") is responsible for determining the compensation for the directors and the executive officers.

The Committee's primary responsibilities include, among other things, assisting the Board with the selection, retention, adequacy and form of the compensation of senior management and the Board. See "Nomination of Directors" and "Compensation" under the heading "Statement of Corporate Governance Practices" for further information regarding the role of the Compensation Committee.

The Compensation Committee has been tasked with establishing an executive compensation program, which includes equity compensation under the Stock Option Plan, and the other elements of compensation described under the heading "Director and named executive officer compensation", above.

Compensation Objectives and Principles

The primary goal of the Company's executive compensation program is to attract and retain the key executives necessary for the Company's long-term success, to encourage executives to further the development of the Company and its operations, and to motivate top quality and experienced executives. The key elements of the executive compensation program are: (i) base salary; (ii) potential annual incentive award; and (iii) incentive stock Options.

The Compensation Committee reviews the adequacy of remuneration for the executive officers by evaluating their performance in light of the Company's goals and objectives, the bonus opportunities contained in their employment agreements, and by comparing the performance of the Company with other reporting issuers of similar size in the same industry.

The Board is of the view that all elements of the total program should be considered, rather than any single element, and as such does not use fixed criteria in determining the mix of compensation and instead determines compensation based on a contextual analysis of the Company. While the Company does not have a formally established peer group in determining compensation, the Compensation Committee will make reference from time to time to other comparable publicly traded Canadian companies to align its compensation practices with market practice.

The terms of any proposed compensation for the directors of the Company who are not also officers of the Company (including any Options to be granted) will be determined by the Compensation Committee.

The compensation program is designed to provide income certainty, to attract and retain executives and to provide incentives for the achievement of both short-term and long-term objectives of the Company.

Compensation Process

The Company relies on its Compensation Committee, through discussion without any formal objectives, criteria or analysis, to determine the compensation of the Company's executive officers. The Compensation Committee has not established formal criteria or goals that are tied to total compensation or any significant element of total compensation. The Board is responsible for determining all forms of compensation, including long-term incentives in the form of Options, to be granted to the Company's NEOs and directors, and for reviewing the recommendations respecting compensation of other officers of the Company from time to time, to ensure such arrangements reflect the responsibilities and risks associated with each position. When determining compensation, the Compensation Committee considers: (i) recruiting and retaining executives critical to the Company's success and the enhancement of shareholder value; (ii) providing fair and competitive compensation; (iii) balancing the interests of management and the Company's Shareholders; and (iv) rewarding performance, both on an individual basis and with respect to the Company's operations in general.

Option Based Awards

Long-term incentives in the form of Options are intended to align the interests of the Company's directors and its executive officers with those of its Shareholders, to provide a long-term incentive that rewards these individuals for their contribution to the creation of shareholder value, and to reduce the cash compensation the Company a would otherwise have to pay. The Stock Option Plan is administered by the Board. While the Company does not have a formally established peer group in determining compensation, in considering the number of the Options to be granted to the NEOs, reference is made to the number of Options granted to officers of other comparable publicly traded Canadian companies. The Compensation Committee also considers previous grants of Options and the overall number of Options that are outstanding relative to the number of outstanding Shares in determining whether to make any new grants of Options and the size and terms of any such grants, as well as the level of effort, time, responsibility, ability, experience and level of commitment of the executive officer in determining the level of Option compensation.

Recent Developments

The Company completed the Business Combination on May 24, 2018, and at such time implemented its current executive compensation practices. Over time, the Company will continue to review and refine its compensation practices. The completion of the Business Combination influenced the compensation practices of the Company by permitting the issuance of the current Options held by NEOs and directors appointed in connection with the RTO, as described above.

SECURITIES AUTHORIZED FOR

ISSUANCE UNDER EQUITY COMPENSATION PLANS

The following table sets forth the number of Class B Shares to be issued upon exercise of outstanding Options, the weighted-average exercise price of such outstanding Options and the number of Class B Shares remaining available for future issuance under equity compensation plans as of December 31, 2018.

Number of Class B
Shares remaining
available for future
issuance under equity
	Number of Class B		compensation plans
	Shares to be issued	Weighted-average	(excluding securities
	upon exercise of	exercise price of	reflected in the first
Plan Category	outstanding Options	outstanding Options	column)

Equity compensation plans	84,350,002	$0.3731	56,982,095
approved by Shareholders

Equity compensation plans	Nil	N/A	Nil
not approved by Shareholders

Total	84,350,002	$0.3731	56,982,095

INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS

No director, Proposed Nominee, executive officer, nor any of their respective associates or affiliates, is or has been indebted to the Company or its subsidiaries since the beginning of the Company's most recently completed financial year and as of the date hereof.

STATEMENT OF CORPORATE GOVERNANCE PRACTICES

Set out below is a description of the Company's current corporate governance practices and other information relating to the Board, per National Instrument 58-101 – Disclosure of Corporate Governance Practices and related disclosure requirements.

The Board and senior management consider good corporate governance to be central to the effective and efficient operation of the Company. Listed below is a brief discussion of the Company's approach to corporate governance.

Board of Directors

The Board facilitates its exercise of independent supervision over management through the participation of directors. Currently, the Board has five directors of whom two are independent within the meaning of National Instrument 52-110 – Audit Committees ("NI 52-110"). The Board members are Zeeshan Saeed, Anthony Durkacz, Raza Bokhari, Gerry Goldberg and David Urban. Anthony Durkacz and Raza Bokhari are Co-Chairmen of the Board.

Gerry Goldberg and David Urban are independent directors. Raza Bokhari is not considered independent within the meaning of NI 52-110 as he is the Interim CEO of the Company and Co-Chairman of the Board. Anthony Durkacz is not considered independent as he is Co-Chairman of the Board. Zeeshan Saeed is not considered independent as he is the President of the Company.

The following directors are presently directors of other reporting issuers:

Director	Name of Other Reporting Issuer	Stock Exchange
Anthony Durkacz	iWallet Corporation	OTC.BB
Zeeshan Saeed	N/A	N/A

Director	Name of Other Reporting Issuer	Stock Exchange
Gerry Goldberg	Capicorn Business Acquisition Inc.	NEX

	Baymount Incorporated	NEX

	Leo Acquisitions Corp.	NEX

	Osoyoos Cannabis Inc.	CSE

Raza Bokhari	N/A	N/A

David Urban	Virtu Financial, Inc.	NASDAQ

Board Mandate

The duties and responsibilities of the directors of the Board are to supervise the management of the business and affairs of the Company; and to act in the best interests of the Company. In discharging its mandate, the directors of the Company are responsible for the oversight and review of the development of, among other things, the following matters:

• the strategic direction of the Company;

• identifying the principal business risks of the Company and ensuring that procedures and people are in place to appropriately manage these risks;

• succession planning, including appointing, training and monitoring senior management;

• a communications policy for the Company to facilitate communications with investors and other interested parties; and

• the integrity of the internal controls and procedures (including adequate management information systems and the oversight of the testing of internal controls) within the Company.

The Board also has the mandate to assess the effectiveness of the Board as a whole, its committees and the contribution of individual directors. The Board discharges its responsibilities and obligations either directly or through its committees, currently consisting of the Audit Committee, the Compensation Committee and the Governance Committee.

Orientation and Continuing Education

New directors will be provided orientations which include meetings with management on business directions, operational issues and financial aspects of the Company.

The Compensation Committee ensures that new directors receive orientation materials describing the Company's business and its corporate governance policies and procedures. New directors will have meetings with the Chairman of the Board, the CEO and the CFO and are expected to visit the Company's principal offices. The Compensation Committee is responsible for confirming that procedures are in place and resources are made available to provide directors with appropriate continuing education opportunities.

Management updates the Board on a regular basis regarding the business and activities of the Company to ensure that the directors have the necessary knowledge to meet their obligations as directors. Directors are encouraged to communicate with management, the auditors and the Company's legal counsel to keep themselves current with the Company's business. Directors are also provided with full access to the Company's records.

Ethical Business Conduct

All Board members and employees are committed to maintaining the highest standards of integrity and ethical business conduct in the management of the Company and their interaction with all key Shareholders. These standards can only be achieved by the Company by adhering to the values and principles of conduct.

The Company expects all Board members and employees to conduct themselves in an ethical and law-abiding manner, in all areas, including but not limited to conflicts of interest and the protection and proper use of corporate assets, information and opportunities.

The Board has adopted a Code of Conduct and Business Ethics (the "Code") which provides guidelines surrounding, among other items, compliance with applicable laws, conflicts of interest, certain opportunities, confidentiality and disclosure, employment practices, and use of company property and resources.

Conflicts of Interest

When faced with a conflict, it is required that business judgment of responsible persons, uninfluenced by considerations other than the best interests of the Company, will be exercised in compliance with the guidelines set out in the Code. Pursuant to the OBCA, any officer or director of the Company with a conflict of interest must disclose the nature and extent of such conflict to the Board and recuse themselves from a matter that materially conflicts with that individual's duty as a director or senior officer of the Company.

Protection and Proper Use of Corporate Assets, Information and Opportunities

Confidential information is not to be used for any purposes other than those of the Company. This requirement of confidentiality extends beyond the duty not to discuss private information, whether about the Company and/or its management and also applies to any asset of the Company, including trade secrets, customer lists, business plans, computer software, company records and other proprietary information. The Code adopted by the Board provides for certain specific guidelines around the duty of confidentiality of employees, officers and directors of the Company.

In the situation of contracts with third parties such as suppliers and service providers, management is to share only that information which is needed to satisfy the conditions of the contract and only to those individuals who need to know.

The duty of confidentiality applies to all Board members and employees even after leaving the Company regardless of the reason for departing.

Compliance with Laws, Rules and Regulations

It is required that the Company is in compliance with all legislation applicable to the Company's business operations, including but not restricted to the laws of the Province of Ontario, all Canadian provincial laws and legislation, and any other similar legislation in jurisdictions where the Company operates.

All Board members and employees have a duty to know, understand and comply with any specific legislation pertaining to the business of the Company and any legislation applicable to their duties and responsibilities.

Nomination of Directors

The Compensation Committee is responsible for recommending to the Board a list of candidates for nomination for election to the Board at each annual meeting of Shareholders. In addition, as the need arises, it will identify and recommend to the Board new candidates for Board membership. In making its recommendations to the Board, the Compensation Committee will provide its assessment of whether each candidate is or would be (i) "independent" and (ii) "financially literate" within the meaning of applicable law.

Compensation

The Compensation Committee is responsible for determining the compensation for the directors and the executive officers. The Compensation Committee reviews the adequacy of remuneration for the executive officers by evaluating their performance in light of the Company's goals and objectives, and by comparing with other reporting issuers of similar size in the same industry.

The Compensation Committee also periodically reviews the adequacy and form of directors' compensation and recommends to the Board a compensation model that appropriately compensates directors for the responsibilities and risks involved in being a director and a member of one or more committees, as applicable. The Compensation Committee is also responsible for reviewing the executive compensation disclosure before the Company discloses this information publicly.

The Compensation Committee is also responsible for: (i) ensuring that the mission and strategic direction of the Company is reviewed annually; (ii) ensuring that the Board and each of its committees carry out its functions in accordance with due process; (iii) assessing the effectiveness of the Board as a whole, each committee of the Board, and the contribution of each individual director; (iv) addressing governance issues; (v) identifying, recruiting, endorsing, appointing, and orienting new directors; (vi) reviewing and making compensation related recommendations and determinations regarding senior executives and directors; and (vii) the Company's human resources and compensation policies and processes.

See also the discussion under the heading "Oversight and description of director and named executive officer compensation".

Other Board Committees

In addition to the Audit Committee and the Compensation Committee, the directors of the Company have established the Governance Committee.

The Governance Committee is responsible for, among other things, (i) assisting the Company and the Board in fulfilling their respective corporate governance responsibilities under applicable securities laws, instruments, rules and mandatory policies and regulatory requirements; (ii) promoting a culture of integrity throughout the Company; and (iii) developing the Company's approach to governance issues and establishing sound corporate governance practices that are in the interests of shareholders and that contribute to effective and efficient decision-making. The current members of the Governance Committee are Anthony Durkacz (Chairman), Raza Bokhari and Zeeshan Saeed.

Information regarding the Audit Committee, including the complete text of the charter of the Audit Committee, is set forth under the heading "Audit Committee Information".

AUDIT COMMITTEE INFORMATION

The Audit Committee is governed by an Audit Committee Charter, a copy of which is attached hereto as Schedule "C".

Composition of the Audit Committee

As of the date of this Circular, the following are the members of the Audit Committee:

Name	Independence	Financial Literacy
Gerry Goldberg (Chair)	Yes	Yes
Zeeshan Saeed	No	Yes
David Urban	Yes	Yes

Relevant Education and Experience

The Board believes that the composition of the Audit Committee reflects financial literacy and expertise. Currently, two members of the Audit Committee have been determined by the Board to be "independent" and three members have been determined by the Board to be "financially literate", as such terms are defined under National Instrument 52-110 – Audit Committees. The Board has made these determinations based on the education as well as breadth and depth of experience of each member of the Audit Committee.

All the members of the Audit Committee have the education and/or practical experience required to understand and evaluate financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of issues that can reasonably be expected to be raised by the Company's financial statements. The following is a brief summary of the education and experience of each member of the Committee that is relevant to the performance of his or her responsibilities as an Audit Committee member:

Gerry Goldberg (Chair)

Gerry Goldberg has over 30 years of experience and headed the US Public Company audit division of a major Canadian accounting and audit firm and has industry expertise in the service, distribution, retail, mining, natural resources and oil & gas, real estate, "not-for-profit" entities and manufacturing industries with a strong emphasis in taxation and business advisory services.

Mr. Goldberg is also active in corporate finance and development and was involved in the structure and design of numerous innovative financing instruments, tax shelters and syndications, both in Canada and the US. He was actively involved with the audit of various public Canadian, US, Chinese and other foreign companies listed in the US and Canada.

Mr. Goldberg is or was an independent director, Chairman and member of the audit committees, both of numerous public companies, non-profit, educational and other institutions, organizations and companies.

Zeeshan Saeed

Mr. Saeed has experience in international capital markets and has helped various startups with the process of raising initial funding and getting listed on various stock exchanges. Mr. Saeed is an engineer by qualification and is currently the President and a director of the Company. Before entering capital markets, Mr. Saeed was the founder and CEO of Platinum Telecommunications Inc. Mr. Saeed grew Platinum Telecommunications Inc. to a stage at which it was taken over by BankEngine Technologies, which in turn was taken over by a larger public entity.

David Urban

Mr. Urban is an accomplished business and government relations executive. He and his company advise organizations ranging in size from start-ups to the Fortune 100 on interaction with government in order to maximize stakeholder and shareholder value. In the field of politics, Mr. Urban has achieved success serving as an advisor to campaigns at the highest levels, including the President of the United States, the United States Senate and United States House of Representatives. In addition to his role as a business consultant and political advisor, Mr. Urban is a frequent contributor to CNN as a political commentator.

Pre-Approval Policies and Procedures

The Audit Committee may pre-approve certain non-audit services to be provided to the Company or its subsidiaries by external auditors. The Audit Committee may delegate to one or more of its members the authority to pre-approve non-audit services, but such pre-approval must be presented to the Audit Committee at its first scheduled meeting following such pre-approval.

Audit Committee Oversight

The Audit Committee has not made any recommendations to the Board to nominate or compensate any auditor other than UHY in the most recently completed financial year.

Reliance on Certain Exemptions

At no time since the commencement of the most recently completed financial year of the Company has the Company relied on the exemption in section 2.4 of NI 52-110 (De Minimis Non-Audit Services), or an exemption from the application of NI 52-110, in whole or in part, granted under Part 8 of NI 52-110 (Exemptions).

The Company is relying upon the exemption in section 6.1 of NI 52-110.

Auditors' Fees

The following table sets forth the fees paid by the Company to its auditor for services rendered during the years ended December 31, 2017 and December 31, 2018.

	For the year ended	For the year ended
Fee	December 31, 2017	December 31, 2018
Audit Fees(1)	$5,500	$55,000

	For the year ended	For the year ended
Fee	December 31, 2017	December 31, 2018
Audit-Related Fees(2)	$2,000	$5,000
Tax Fees(3)	$800	$4,000
All Other Fees(4)	Nil	Nil
Total	$8,300	$64,000

Notes:

(1) "Audit Fees" include fees necessary to perform the annual audit and quarterly reviews of the Company's consolidated financial statements. Audit Fees include fees for review of tax provisions and for accounting consultations on matters reflected in the financial statements. Audit Fees also include audit or other attest services required by legislation or regulation, such as comfort letters, consents, reviews of securities filings and statutory audits.

(2) "Audit-Related Fees" include services that are traditionally performed by the auditor. These audit-related services include employee benefit audits, due diligence assistance, accounting consultations on proposed transactions, internal control reviews and audit or attest services not required by legislation or regulation.

(3) "Tax Fees" include fees for all tax services other than those included in "Audit Fees" and "Audit-Related Fees". This category includes fees for tax compliance, tax planning and tax advice. Tax planning and tax advice includes assistance with tax audits and appeals, tax advice related to mergers and acquisitions, and requests for rulings or technical advice from tax authorities.

(4) "All Other Fees" include all other non-audit services.

All permissible categories of non-audit services require pre-approval by the Audit Committee, subject to certain statutory exemptions.

INTEREST OF INFORMED PERSONS

IN MATERIAL TRANSACTIONS

Except as disclosed in this Circular, neither the Company nor any director or officer of the Company, nor any Proposed Nominee for election as a director of the Company, nor any other insider of the Company, nor any associate or affiliate of any one of them has or has had, at any time since the beginning of the year ended December 31, 2018, any material interest, direct or indirect, in any transaction or proposed transaction that has materially affected or would materially affect the Company.

OTHER BUSINESS

Management of the Company is not aware of any other business to come before the Meeting other than as set forth in the Notice of Meeting. If any other business properly comes before the Meeting, it is the intention of the persons named in the form of proxy to vote the Class A Shares or Class B Shares represented thereby in accordance with their best judgment on such matter.

ADDITIONAL INFORMATION

Additional information relating to the Company is available on SEDAR at www.sedar.com. Financial information is contained in the Company's audited financial statements for the year ended December 31, 2018. In addition, a Shareholder may obtain copies of the Company's financial statements and management's discussion and analysis, by contacting the Company by mail at 1 Rossland Road West, Suite 202 Ajax, Ontario L1Z 1Z2 or by email at info@fsdpharma.com.

APPROVAL OF THE BOARD OF DIRECTORS

This Circular and the mailing of same to Shareholders have been approved by the Board of the Company.

DATED the 28th day of May, 2019

BY ORDER OF THE BOARD OF DIRECTORS

/s/ "Raza Bokhari"
Raza Bokhari

Interim Chief Executive Officer & Executive Co-Chairman

SCHEDULE "A"

CHANGE OF AUDITOR REPORTING PACKAGE

See attached.

NOTICE OF CHANGE OF AUDITOR

TO:Dale Matheson Carr-Hilton Labonte LLP

TO:UHY McGovern Hurley LLP

TO:Ontario Securities Commission

AND TO:            Nova Scotia Securities Commission

Dear Sirs/Mesdames:

Re:	FSD Pharma Inc. – Change of Auditor

This letter constitutes notice, pursuant to Section 4.11 of National Instrument 51-102 – Continuous Disclosure Obligations of the Canadian Securities Administrators ("NI 51-102"), that UHY McGovern Hurley LLP (the "Successor Auditor") has been appointed the auditor of FSD Pharma Inc. ("FSD").

FSD advises as follows:

(a) Dale Matheson Carr-Hilton Labonte LLP (the "Former Auditor") resigned as auditor of FSD effective April 8, 2019 at the request of FSD.

(b) The Audit Committee and Board of Directors of FSD have considered the resignation of the Former Auditor and have considered and approved the appointment of the Successor Auditor.

(c) The Former Auditor's reports for FSD's two most recently completed fiscal years, namely the fiscal years ending August 31, 2016 and August 31, 2017, did not express a modified opinion.

(d) There are no reportable events (as defined in NI 51-102).

DATED this 8 day of April, 2019.

FSD PHARMA INC.

signed ("Raza Bokhari")

Per: _____________________

Name: Raza Bokhari

Title: Interim CEO

April 8, 2019

Ontario Securities Commission

Nova Scotia Securities Commission

Dear Sirs/Mesdames:

We have reviewed the information contained in the Notice of Change of Auditor of FSD Pharma Inc. dated April 8, 2019 (the “Notice”), which we understand will be filed pursuant to Section 4.11 of National Instrument 51-102. Based on our knowledge as of the date hereof, we agree with the statements contained in the Notice. We have no basis to agree or disagree with the comments in the notice relating to the predecessor auditor.

Yours truly,

UHY McGovern Hurley LLP

Chartered Professional Accountants

Licensed Public Accountants

DMCL

DALE MATHESON CARR-HILTON LABONTE LLP
CHARTERED PROFESSIONAL ACCOUNTANTS

1500 – 1140 W. Pender Street
Vancouver, BC V6E 4G1
TEL 604.687.4747 | FAX 604.689.2778

700 – 2755 Lougheed Hwy.
Port Coquitlam, BC V3B 5Y9
TEL 604.941.8266 | FAX 604.941.0971

200 – 1688 152 Street
Surrey, BC V4A 4N2
TEL 604.531.1154 | FAX 604.538.2613

WWW.DMCL.CA

April 8, 2019

Canadian Securities Exchange
9th Floor, 220 Bay Street
Toronto, ON M5J 2W4

Ontario Securities Commission
20 Queen Street West, 22nd Floor
Toronto, ON M5H 3S8

Nova Scotia Securities Commission
2ND Floor, Joseph Howe Building
1690 Hollis Street
Halifax, Nova Scotia B3J 3J9

Dear Sirs:

Re: FSD Pharma Inc. (the "Company")
Notice Pursuant to National Instrument 51-102 - Change of Auditor

As required by the National Instrument 51-102 and in connection with our resignation as auditor of the Company, we have reviewed the information contained in the Company's Notice of Change of Auditor, dated April 8, 2019 and agree with the information contained therein, based upon our knowledge of the information relating to the said notice and of the Company at this time.

Yours very truly,

DMCL

DALE MATHESON CARR-HILTON LABONTE LLP
CHARTERED PROFESSIONAL ACCOUNTANTS

PARTNERSHIP OF:
VANCOUVER Bradley G. Allen Inc. Robert J. Burkart, Inc. Kenneth P. Chong Inc. Alvin F. Dale Ltd. Donald L. Furney, Ltd. David J. Goertz, Inc. Matthew G. Gosden, Inc. Barry S. Hartley, Inc. Cherry H. Ho, Inc. Robert J. Matheson, Inc. Rakesh I. Patel Inc. Lorraine W. Rinfret, Inc. Brad A. Robin Inc.
SURREY Michael K. Braun Inc. Peter J. Donaldson, Inc. Harjit S. Sandhu, Inc. TRI-CITIES Isomura Services Corp. Brian M. Legge Inc. Fraser G. Ross, Ltd. Brian A. Shaw Inc.

SCHEDULE "B"

AMENDMENT TO ARTICLES

See attached.

SCHEDULE TO THE ARTICLES OF AMENDMENT

OF

FSD PHARMA INC.

The Articles of the Corporation are amended as follows:

A. The definition of "Permitted Holder" in Section 1.5.3 of Schedule 1A-1E of the Articles will be replaced with the following definition:

"Permitted Holders" means, in respect of a holder of Class A Multiple Voting Shares that is an individual, the Members of the Immediate Family of such individual, any Person controlled, directly or indirectly, by any such holder, and a Founder or an Affiliate of a Founder, and in respect of a holder of Class A Multiple Voting Shares that is not an individual, an Affiliate of that holder and a Founder or an Affiliate of a Founder; For the avoidance of doubt, these Articles hereby permit the transfer of Class A Multiple Voting Shares between the Founders and among the Founders and their respective Affiliates.

B. The following defined term will be added to Section 1.5.3 of Schedule 1A-1E of the Articles: "Founder" means Thomas Fairfull, Zeeshan Saeed or Anthony Durkacz.

SCHEDULE "C"

AUDIT COMMITTEE CHARTER

See attached.

AUDIT COMMITTEE CHARTER

Effective as of and from June 1, 2018

FSD PHARMA INC.

CHARTER OF THE AUDIT COMMITTEE

This charter (the "Charter") sets forth the purpose, composition, responsibilities, duties, powers and authority of the Audit Committee (the "Committee") of the directors (the "Board") of FSD Pharma Inc. ("FSD Pharma").

1.0 PURPOSE

The purpose of the Committee is to assist the Board in fulfilling its oversight responsibilities with respect to:

(a) financial reporting and disclosure requirements;

(b) ensuring that an effective risk management and financial control framework has been implemented by the management of FSD Pharma; and

(c) external and internal audit processes.

2.0 COMPOSITION AND MEMBERSHIP

(a) The members (collectively "Members" and individually a "Member") of the Committee shall be appointed by the Board to serve one-year terms and shall be permitted to serve an unlimited number of consecutive terms. The Board may remove a Member at any time and may fill any vacancy occurring on the Committee. A Member may resign at any time and a Member will cease to be a Member upon ceasing to be a director of FSD Pharma.

(b) The Committee will consist of at least three Members. Every Member must be a director of FSD Pharma who is independent and financially literate to the extent required by (and subject to the exemptions and other provisions set out in) applicable laws, rules, regulations and stock exchange requirements (collectively "Applicable Laws"), it being understood that for such time as FSD Pharma remains a "venture issuer" under Applicable Laws, a majority (rather than all) of the Members of the Committee is required to be "independent". In this Charter, the terms "independent" and "financially literate" have the meanings ascribed to such terms in Applicable Laws and include the meanings given to similar terms in Applicable Laws to the extent such similar terms are used in this Charter and are applicable under Applicable Laws.

(c) The chairman of the Committee (the "Chairman") will be appointed by the Board and confirmed by the Committee or appointed by the Committee from time to time and must have such accounting or related financial management expertise as the Board or Committee may determine in their business judgment is necessary. The Corporate Secretary of FSD Pharma (the " Corporate Secretary") will be the secretary of all meetings and will maintain minutes of all meetings, deliberations and proceedings of the Committee. In the absence of the Secretary at any meeting, the Committee will appoint another person who may, but need not, be a Member to be the secretary of that meeting.

3.0 MEETINGS

(a) Meetings of the Committee will be held at such times and places as the Chairman may determine, but in any event not less than four (4) times per year. Any Member or the auditor of FSD Pharma may call a meeting of the Committee at any time upon not less than forty-eight (48) hours advance notice being given to each Member orally, by telephone, by facsimile or by email, unless all Members are present and waive notice, or if those absent waive notice before or after a meeting. Members may attend all meetings either in person or by conference call.

(b) At the request of the external auditors of FSD Pharma, the Chief Executive Officer or the Chief Financial Officer of FSD Pharma or any Member will convene a meeting of the Committee. Any such request will set out in reasonable detail the business proposed to be conducted at the meeting so requested.

(c) The Chairman, if present, will act as the Chairman of meetings of the Committee. If the Chairman is not present at a meeting of the Committee, then the Members present may select one of their number to act as chairman of the meeting.

(d) A majority of Members will constitute a quorum for a meeting of the Committee. Each Member will have one vote and decisions of the Committee will be made by an affirmative vote of the majority of Members present at the meeting at which the vote is taken. The Chairman will not have a deciding or casting vote in the case of an equality of votes. Powers of the Committee may also be exercised by written resolution signed by all Members.

(e) The Committee may invite from time to time such persons as the Committee considers appropriate to attend its meetings and to take part in the discussion and consideration of the affairs of the Committee, except to the extent the exclusion of certain persons is required pursuant to this Charter or by Applicable Laws. The Committee will meet in camera without management at each meeting of the Committee.

(f) In advance of every regular meeting of the Committee, the Chairman, with the assistance of the Secretary, will prepare and distribute to the Members and others as deemed appropriate by the Chairman, an agenda of matters to be addressed at the meeting together with appropriate briefing materials. The Committee may require officers and employees of FSD Pharma to produce such information and reports as the Committee may deem appropriate in order to fulfill its duties.

4.0 DUTIES AND RESPONSIBILITIES

The duties and responsibilities of the Committee as they relate to the following matters, to the extent considered appropriate or desirable or required by Applicable Laws, are to:

4.1 Financial Reporting and Disclosure

(a) review and recommend to the Board for approval, the audited annual financial statements of FSD Pharma, including the auditors' report thereon, the management's discussion and analysis of FSD Pharma prepared in connection with the annual financial statements, financial reports of FSD Pharma, guidance with respect to earnings per share, and any initial public release of financial information of FSD Pharma through press release or otherwise, with such documents to indicate whether such information has been reviewed by the Board or the Committee;

(b) review and approval of the quarterly financial statements of FSD Pharma including the management's discussion and analysis prepared in connection with the quarterly financial statements, with such documents to indicate whether such information has been reviewed by the Board or the Committee;

(c) review and recommend to the Board for approval, where appropriate, financial information contained in any prospectuses, annual information forms, annual reports to shareholders, management proxy circulars, material change disclosures of a financial nature and similar disclosure documents;

(d) review with management of FSD Pharma and with the external auditors of FSD Pharma significant accounting principles and disclosure issues and alternative treatments under Canadian generally accepted accounting principles ("GAAP") all with a view to gaining reasonable assurance that financial statements are accurate, complete and present fairly FSD Pharma's financial position and the results of its operations in accordance with Canadian GAAP;

(e) annually review FSD Pharma's Corporate Disclosure Policy and recommend any proposed changes to the Board for consideration; and

(f) review the minutes from each meeting of the disclosure committee of FSD Pharma established pursuant to FSD Pharma's Corporate Disclosure Policy, since the last meeting of the Committee.

4.2 Internal Controls and Audit

(a) review and assess the adequacy and effectiveness of FSD Pharma's system of internal control and management information systems through discussions with management and the external auditor of FSD Pharma to ensure that FSD Pharma maintains: (a) the necessary books, records and accounts in sufficient detail to accurately and fairly reflect FSD Pharma's transactions; (b) effective internal control systems; and (c) adequate processes for assessing the risk of material misstatement of the financial statements of FSD Pharma and for detecting control weaknesses or fraud. From time to time the Committee will assess whether a formal internal audit department is necessary or desirable having regard to the size and stage of development of FSD Pharma at any particular time;

(b) satisfy itself that management has established adequate procedures for the review of FSD Pharma's disclosure of financial information extracted or derived directly from FSD Pharma's financial statements;

(c) periodically assess the adequacy of such systems and procedures to ensure compliance with regulatory requirements and recommendations;

(d) review and discuss the major financial risk exposures of FSD Pharma and the steps taken to monitor and control such exposures, including the use of any financial derivatives and hedging activities;

(e) review and assess, and in the Committee's discretion make recommendations to the Board regarding, the adequacy of FSD Pharma's risk management policies and procedures with regard to identification of FSD Pharma's principal risks and implementation of appropriate systems to manage such risks including an assessment of the adequacy of insurance coverage maintained by FSD Pharma; and

4.3 External Audit

(a) recommend to the Board a firm of external auditors to be engaged by FSD Pharma;

(b) ensure the external auditors report directly to the Committee on a regular basis;

(c) review the independence of the external auditors, including a written report from the external auditors respecting their independence and consideration of applicable auditor independence standards;

(d) review and approve the compensation of the external auditors, and the scope and timing of the audit and other related services rendered by the external auditors;

(e) review the audit plan of the external auditors prior to the commencement of the audit;

(f) establish and maintain a direct line of communication with FSD Pharma's external and, if applicable, internal auditors;

(g) meet in camera with only the auditors (if present), with only management (if present), and with only the Members at every Committee meeting;

(h) review the performance of the external auditors who are accountable to the Committee and the Board as representatives of the shareholders, including the lead partner of the independent auditors team;

(i) oversee the work of the external auditors appointed by the shareholders of FSD Pharma with respect to preparing and issuing an audit report or performing other audit, review or attest services for FSD Pharma, including the resolution of issues between management of FSD Pharma and the external auditors regarding financial disclosure;

(j) review the results of the external audit and the report thereon including, without limitation, a discussion with the external auditors as to the quality of accounting principles used and any alternative treatments of financial information that have been discussed with management of FSD Pharma and the ramifications of their use, as well as any other material changes. Review a report describing all material written communication between management and the auditors such as management letters and schedule of unadjusted differences;

(k) discuss with the external auditors their perception of FSD Pharma's financial and accounting personnel, records and systems, the cooperation which the external auditors received during their course of their review and availability of records, data and other requested information and any recommendations with respect thereto;

(l) review the reasons for any proposed change in the external auditors which is not initiated by the Committee or Board and any other significant issues related to the change, including the response of the incumbent auditors, and enquire as to the qualifications of the proposed auditors before making its recommendations to the Board; and

(m) review annually a report from the external auditors in respect of their internal quality- control procedures, any material issues raised by the most recent internal quality-control review, or peer review of the external auditors, or by any inquiry or investigation by governmental or professional authorities respecting one or more independent audits carried out by the external auditors, and any steps taken to deal with any such issues.

4.4 Associated Responsibilities

(a) monitor and periodically review the Whistleblower Policy of FSD Pharma and associated procedures for:

(i) the receipt, retention and treatment of complaints received by FSD Pharma regarding accounting, internal accounting controls or auditing matters;

(ii) the confidential, anonymous submission by directors, officers and employees of FSD Pharma of concerns regarding questionable accounting or auditing matters; and

(iii) any violations of any Applicable Laws that relate to corporate reporting and disclosure, or violations of the Code of Conduct & Ethics of FSD Pharma; and

(b) review and approve the hiring policies of FSD Pharma regarding employees and partners, and former employees and partners, of the present and former external auditors of FSD Pharma.

4.5 Non-Audit Services

Pre-approve all non-audit services to be provided to FSD Pharma or any subsidiary entities by its external auditors or by the external auditors of such subsidiary entities. The Committee may delegate to one or more of its members the authority to pre-approve non-audit services but pre-approval by such Member or Members so delegated shall be presented to the Committee at its first scheduled meeting following such pre-approval.

4.6 Oversight Function

While the Committee has the responsibilities and powers set forth in this Charter, it is not the duty of the Committee to plan or conduct audits or to determine that FSD Pharma's financial statements are complete and accurate or are in accordance with Canadian GAAP and applicable rules and regulations. These are the responsibilities of the management and the external auditors of FSD Pharma. The Committee, the Chairman and any Members identified as having accounting or related financial expertise are directors of FSD Pharma, appointed to the Committee to provide broad oversight of the financial, risk and control related activities of FSD Pharma, and are specifically not accountable or responsible for the day to day operation or performance of such activities. Although the designation of a Member as having accounting or related financial expertise for disclosure purposes is based on that individual's education and experience, which that individual will bring to bear in carrying out his or her duties on the Committee, such designation does not impose on such person any duties, obligations or liability that are greater than the duties, obligations and liability imposed on such person as a member of the Committee and Board in the absence of such designation. Rather, the role of a Member who is identified as having accounting or related financial expertise, like the role of all Members, is to oversee the process, not to certify or guarantee the internal or external audit of FSD Pharma's financial information or public disclosure.

5.0 REPORTING

The Committee shall provide the Board with a summary of all actions taken at each Committee meeting or by written resolution. The Committee will annually review and approve the Committee's report for inclusion in the management proxy circular. The Secretary will circulate the minutes of each meeting of the Committee and each written resolution passed by the Committee to the Board. The Committee shall produce and provide the Board with all reports or other information required to be prepared under Applicable Laws.

6.0 ACCESS TO INFORMATION AND AUTHORITY

The Committee will be granted unrestricted access to all information regarding FSD Pharma and all directors, officers and employees will be directed to cooperate as requested by Members. The Committee has the authority to retain, at FSD Pharma's expense, outside legal, financial and other advisors, consultants and experts, to assist the Committee in fulfilling its duties and responsibilities. The Committee also has the authority to communicate directly with external and, if applicable, internal auditors of FSD Pharma.

7.0 REVIEW OF CHARTER

The Committee will annually review and assess the adequacy of this Charter and recommend any proposed changes to the Board for consideration.

8.0 CHAIR

The Chair of the Committee should:

(a) provide leadership to the Committee with respect to its functions as described in this mandate and as otherwise may be appropriate, including overseeing the operation of the Committee;

(b) chair meetings of the Committee, unless not present, including in camera sessions, and report to the Board following each meeting of the Committee on the activities and any recommendations of the Committee;

(c) ensure that the Committee meets at least once per quarter and otherwise as considered appropriate;

(d) in consultation with the Chairman of the Board and the Committee members, establish dates for holding meetings of the Committee;

(e) set the agenda for each meeting of the Committee, with input from other Committee members, the Chairman of the Board, and any other appropriate persons;

(f) ensure that Committee materials are available to any director upon request;

(g) act as liaison and maintain communication with the Chairman of the Board and the Board to optimize and co-ordinate input from directors, and to optimize the effectiveness of the Committee. This includes reporting to the Board on all decisions of the Committee at the first meeting of the Board after each Committee meeting and at such other times and in such manner as the Committee considers advisable; and

(h) report annually to the Board on the role of the Committee and the effectiveness of the Committee in contributing to the effectiveness of the Board.

Original Approval Date:	June 1, 2018

Approved by:	Audit Committee

Board of Directors